Annual Report
(Exhibit A to Form C-AR)
August 21, 2018

WHEREBY.US ENTERPRISES, INC.
1951 NW 7th Ave, Suite 600
Miami, FL 33136
www.whereby.us



This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

WhereBy.Us Enterprises, Inc. ("WhereBy.Us," "the company," "we," or "us") is a C Corporation incorporated on July 8, 2014, under the laws of Florida. We create media and technology products that help people connect and engage in their cities. We have developed a model for understanding our local users that we believe is better than other local publishers, and we have a technology platform for putting that understanding into measurable, scalable action through data. We also have in-house publications that give us built-in distribution and audience data that we can leverage to generate improved results over other creative agencies.

WhereBy.Us' Creative Studio designs innovative local campaigns that help brands discover and engage the people they care about in cities across the country. WhereBy.Us publishes media brands The New Tropic in Miami and The Evergrey in Seattle, which create multimedia content, daily newsletters, experiential events, and other products for locals.

Over the past two years, WhereBy.Us has created award-winning campaigns on issues like voting, real estate, health care, education, affordability, transportation, climate change, entrepreneurship, community engagement, and neighborhood discovery. Through its technology platform, the company uses local data and human-centered research to measure impact and create a tech-driven approach to building community engagement.

The company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at www.whereby.us/annualreport.

The company currently has 24 employees.

THE TEAM

Officers and directors

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Christopher Sopher	President, CEO	28	2014	Yes
Bruce Pinchbeck	Secretary, Vice President	30	2014	Yes
Rebekah Monson	Treasurer, Vice President	35	2014	Yes
Directors:				
Christopher Sopher	Director	28	2014	Yes
Bruce Pinchbeck	Director	30	2014	Yes
Rebekah Monson	Director	35	2014	Yes
Significant Employees:				
Ernie Hsiung	Director of Technology	40	2016	Yes
Christopher Adamo	Director of Business Development	36	2015	Yes
Monica Guzman Preston	Seattle Editor and Engagement Director	34	2016	Yes

Christopher Sopher

Chris is co-founder and CEO of WhereBy.Us, a media and technology company that helps curious locals explore their cities. With deep experience in millennial product design, he has worked with media companies and brands around the world on design thinking, understanding young consumers, and building media products for the modern age. Chris founded the company in September 2014.

Prior to founding WhereBy.Us (March 2012 through September 2014), Chris oversaw a portfolio of media innovation grants and investments as Media Innovation Project Manager at John S. & James L Knight Foundation (the "Knight Foundation"), a philanthropic organization that gives grants to non-profit organizations. He managed the Knight News Challenge, an innovation contest that invested $5m annually in new ideas for transforming journalism and media, and organized convenings and workshops on topics from open data to innovating in healthcare. Before Knight Foundation, Chris worked in the press office of the 2008 Obama for America campaign.

Chris speaks and consults with companies around the world on millennial product design. He has created training programs, interactive workshops, and product design projects for media conferences, publishers, and brands from Asia to Scandinavia. They usually involve play-doh, an absurd number of post-it notes, and a healthy dose of GIFs.

Rebekah Monson

Rebekah is a product manager, designer, and journalist. She is co-founder, Treasurer, and VP of Product of WhereBy.Us, a local media startup that connects people to their cities through storytelling and experiences.

Before starting WhereBy.Us, she worked in many newsroom jobs, including reporter, editor, and design director. She ran communications at the University of Miami School of Communication from October 2013 through September 2014, where she pursued an M.F.A. in Interactive Media before leaving to start WhereBy.Us. Rebekah co-founded Code for Miami, a Code for America brigade of volunteers working to transform civic technology in Miami-Dade County, and Hacks/Hackers Miami, a local chapter of an international grassroots organization of journalists, designers and developers who are reinventing media. She is on the advisory boards of several national journalism and media organizations.

Bruce Pinchbeck

Bruce is a creative producer and filmmaker. He is co-founder and VP of Creative at WhereBy.Us (since September 2014). Prior to starting WhereBy.Us, he was producer at New World Symphony from August 2011 through September 2014, where he worked on video storytelling and the production of award-winning events like WALLCAST. Before moving to Miami, Bruce worked in creative production roles with Comcast, NBC, Philly.com, and Drexel University. As a wee lad, Bruce founded BJ Pinchbeck's Homework Helper, an early education website that was acquired by Discovery Communications.

Ernie Hsiung

Ernie is a leading front-end developer and technology designer with decades of experience in community-building and product development. Before joining WhereBy.Us in December 2016, he was a software developer at Rackspace from April 2013 to November 2016. He also worked as co-founder of Code for Miami, founder of LYD Labs, founder and editor of the media community 8Asians.com, leader developer evangelist at Ning, and a front-end engineer at Yahoo.

Chris Adamo

Chris is a seasoned strategic business development executive with an entrepreneurial spirit, who has 14 years of experience launching, developing and managing partnerships with leading brands across multiple industries including: Luxury, Consumer goods, Music, Finance, Retail, Entertainment and Non-Profits.

Before joining WhereBy.Us in November 2015, Chris was an Account Director at DXagency from January to August 2015, a manager of strategic partnerships at 1-800-Flowers, a director of business development with startup Madpackers, and an analyst with New York Life Insurance Company.

Mónica Guzmán

Mónica is editor of The Evergrey. Prior to joining WhereBy.Us in August 2016, she was a 2016 Nieman Fellow and freelance technology and media columnist for The Seattle Times, GeekWire, The Daily Beast and the Columbia Journalism Review. Monica launched award-winning media properties for the Seattle Post-Intelligencer, and has worked with Seattle startups on community development and user growth.

Monica is a recipient of the 2013 Northwest Excellence in Journalism Award, has been named one of the Top 100 Women in Seattle Tech, and has been named the Society of Professional Journalists' "20 journalists to follow." She serves on the board of Society of Professional Journalists, and recently completed a term on the National Advisory Board of the Poynter Institute for Media Studies.

Related party transactions

Christopher Sopher advanced funds to the company in the normal course of business since inception. As of December 31, 2017 and 2016, the balance due to Christopher Sopher under the arrangement was $500 and $500, respectively. This advance bears no interest and is considered payable on demand.

In February 2017, the company sold and issued a $50,000 convertible subordinated promissory note to Terry R. Sopher Sr and Harriet Sopher, among other seed investors (see the terms in "Convertible Subordinated Promissory Notes – Seed Investors"). Terry R. Sopher Sr and Harriet Sopher are the father and mother of Christopher Sopher.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company and its Business

- **This is an early stage company.** It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price services right and sell them to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **We have a small management team.** We depend on the skills and experience of a small management team and senior employees that are very important to the company. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

- **We will need more people to join our company.** We will need additional employees. We have had strong success hiring in our existing markets, due to strong interest in our mission from talented people in our target areas (media, technology, etc). We have also benefited from relatively thin professional job opportunities in our space in Miami, which means we are able to find extremely talented locals who do not see significant opportunity in their existing company or track. The challenge relates to scale -- as we grow, many of the best people we'll want to work with are not based in our cities, but in other markets like New York. We have focused on designing our company to allow remote employees, with an eye to future growth, but there can be no assurance that we can scale appropriately.

- **The company may encounter regulatory requirements that are unanticipated or onerous in cost or execution.** New regulations may be introduced at any time. Such regulations could be burdensome in terms of management attention, and they could be difficult or expensive to meet. The company may not be able to adjust its prices to reflect the additional cost of regulation.

- **The company is controlled by its officers and directors.** Christopher Sopher, Rebekah Monson, and Bruce Pinchbeck currently hold the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. They are also directors and officers of the company. Investors in Crowd Notes will not have the ability to control a vote by the shareholders or the Board.

- **Our company relies on a multi-city model.** A multi-city model requires efficiently operating unique media brands in many markets. We have focused on designing a technology platform and a replicable model that can overcome this risk, but we may face additional risks as we continue to grow and move into more cities.

- **Our addressable market varies by city.** We are focused on 25-45 year-olds with some college or higher education, living and working around the urban core of their city. We target 10% market share for owned and operated audience (our newsletter). This is not a new market, but we're serving and monetizing it in a new way. We use census data to estimate the addressable market, and our calculations on conversion and local marketing spending to estimate market value. We may face problems associated with different markets in new cities.

- **The media landscape is changing.** We will focus on staying ahead of changing user habits and brand spending by remaining in touch with our users through research and data. The biggest trend we are tracking is the movement of digital advertisers away from traditional CPM impression pricing toward other measures, such as engagement, conversion, and time on site. This is generally a positive trend for us, as we are focused already on delivering against these metrics. The company may not be successful if we are not able to keep up with the changing media landscape.

- **Unauthorized access to user information will expose the company to litigation, reputational, and financial risk.** While we use industry standard encryption and other tools to maintain our platform, there can be no assurance we cannot be hacked. We use third party gateways to handle credit cards and other sensitive user data, which reduces our exposure. The company does not currently maintain cybersecurity insurance, however this is in our roadmap for 2017 as we begin leveraging more user data through our platform.

- **We have a number of competitors more established than we are.** There are local competitors in each market with significantly more cash on hand than our company. Our ability to be nimble and innovate around challenges may not outweigh the advantages to well-capitalized legacy publishers.
- **The Company is a business that has not yet generated profits, has sustained net losses of $841,226 and $507,559 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $1,631,156 and $789,930 as of December 31, 2017 and 2016, respectively.** The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of April 30, 2018, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power
Christopher Sopher	3,800,000 shares of Common Stock	34.956%
Rebekah Monson	3,100,000 shares of Common Stock	28.517%
Bruce Pinchbeck	3,100,000 shares of Common Stock	28.517%

The company issued 551,600 shares of Common Stock to employees in 2017. In late 2016, the company entered into advisor agreements for compensation of 1.5% of the company's Common Stock. The company has not yet entered into restricted stock purchase agreements with those advisors, but it plans to enter into those agreements.

We have also raised $1,435,000 from the Knight Foundation and from other seed investors through the issuance of convertible subordinated promissory notes.

We issued $536,004 in Crowd Notes in August 2017 under Regulation CF and 506(c) of Regulation D. We additionally issued as compensation $26,825 in Crowd Notes to SI Securities, LLC, who acted as intermediary and placement agent for the offering.

Classes of securities of the company

Common Stock

The Company has authorized 25,000,000 shares of common stock at $0.000001 par value. As of each December 31, 2017 and 2016, 10,885,251 and 10,319,151 shares of common stock were issued and outstanding, respectively.

In January 2016, the Company issued 319,151 shares of common stock at $0.00001 per share, providing proceeds of $3.

All stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms ranging from three to four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2017 and 2016, 7,966,724 and 5,527,897 of the issued and outstanding shares had vested.

Dividend Rights

The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the Articles of Incorporation or by other provisions of the bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. At each election of directors, shareholders shall not be entitled to cumulate votes. Upon the demand of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote.

Right to Receive Liquidation Distributions

The right to receive liquidation distributions has not been specified.

Purchase Options and Restrictions on Transfer

The Common Stock is subject to purchase options and restrictions on transfer, as provided in their stock purchase agreements. The vesting terms provide the company with the right to repurchase unvested shares at the original purchase price if and upon termination of service with the company. All shares are subject to vesting, where 25% of these shares become vested one year from the date of the stock purchase agreement, and 1/48 of the shares will vest monthly thereafter over the 36 months.

Holders of the company's Common Stock have no conversion or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Convertible Subordinated Promissory Note – Knight Foundation

As described in the "Ownership" section above, we issued a convertible subordinated promissory note to the Knight Foundation on December 12, 2014 in exchange for $250,000.

Interest Rate and Maturity

The convertible subordinated promissory notes issued to the Knight Foundation on December 12, 2014 in exchange for $250,000 do not bear interest. The notes mature on the earliest of (A) the fifth anniversary of the Closing, as defined in the Purchase Agreement, (B) a Change in Control, and (C) when declared due and payable by the noteholder upon the occurrence of an Event of Default.

Conversion Terms

The convertible subordinated promissory note is automatically convertible into the company's stock upon the next qualified equity raise of at least $500,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the price per share paid by such bona fide unaffiliated third-party purchasers and on the same terms as those provided to such bona fide unaffiliated third-party purchasers.

Within 90 days prior to and including the maturity of the note, the holder shall have the right (but not the obligation) to convert all or any portion of the outstanding principal amount of the note into fully paid and nonassessable shares of the class and series of the company's securities having the most favorable rights and terms for the holders thereof, in such amount as is equal to 20% of all of the company's reserved and issued securities on a fully diluted basis.

Upon a change in control (as further defined in the agreements), all outstanding principal and unpaid accrued interest due on the note shall at the holder's election be (i) due and payable in full prior to the closing of the change in control transaction, or (ii) convert into the company's most senior series of Preferred Stock or Common Stock if no series of Preferred Stock is in existence immediately prior to the closing of the change in control, or such other securities on terms and conditions agreed upon by the company and the holder.

Other Rights

The note, note purchase agreement, and the investor rights agreement also reference the following terms and rights for the Knight Foundation, including: (i) subordination, (ii) information and inspection rights, (iv) an annual audit, (iv) participation rights, (v) board observer rights, (vi) restrictions on use of proceeds, and (vii) transfer restrictions, including a first offer to the company and second offer to the Knight Foundation if the company does not elect to accept the first offer.

Convertible Subordinated Promissory Notes – Seed Investors

As described in the "Ownership" section above, we have issued convertible subordinated promissory notes to seed investors, including the Knight Foundation, in exchange for $797,500.

Interest Rate and Maturity

The later convertible subordinated promissory notes issued to seed investors bear an interest rate of 7% per annum or the maximum rate permissible by law, whichever is less. The notes mature on the earlier of (A) the third anniversary of the Closing, as defined in the Purchase Agreement, (B) a Change in Control, and (C) when declared due and payable by the noteholder upon the occurrence of an Event of Default.

Conversion Terms

The convertible subordinated promissory notes are automatically convertible into the company's stock upon the next qualified equity raise of at least $1,000,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the lessor of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the company's Common Stock as of immediately prior to the initial closing of the $1,000,000 equity raise, and otherwise on the same terms and conditions as giving to the investors in the equity raise.

At least 5 days prior to the maturity date of the note, the holder may elect to convert on the maturity date the outstanding principal balance and any unpaid accrued interest of the note into shares of Common Stock of the company at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the company's Common Stock as of the maturity date.

Upon a change in control (as further defined in the agreements), all outstanding principal and unpaid accrued interest due on the note shall at the holder's election be (i) due and payable in full prior to the closing of the change in control transaction, or (ii) convert into the company's most senior series of preferred stock or Common Stock if no series of preferred stock is in existence immediately prior to the closing of the change in control at a conversion price equal to the lesser of (a) 80% of the per share price to be paid to holders in such transaction or (b) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the company's Common Stock as of immediately prior to the closing of such transaction, or such other securities on terms and conditions agreed upon by the company and the holder.

Other Rights

The notes and the note purchase agreements also reference the following terms and rights: (i) subordination, (ii) "market stand-off" agreement, and (iii) delivery of financial statements and other information rights.

Crowd Notes

As described in the "Ownership" section above, we issued $536,004 in Crowd Notes in August 2017 under Regulation CF and 506(c) of Regulation D. We additionally issued as compensation $26,825 in Crowd Notes to SI Securities, LLC, who acted as intermediary and placement agent for the offering.

The Crowd Notes will convert in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 20% to the price in the qualified equity financing, subject to a $5 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 7%, compounded quarterly.

Non-Major Investors will have fewer rights than Major Investors, including more limited information rights.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. It will be responsible for keeping track of who owns our Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C-AR.

Financial Condition

We began operations in July 2014. Our activities since inception have consisted of product and business development, and efforts to raise capital. As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Results of Operations

We have three customer segments: (1) large brands that hire our Creative Studio, (2) small local customers that purchase advertising campaigns, and (3) our local users, who purchase memberships, event tickets, and merchandise.

The company's net revenue for the year ended December 31, 2017 was $815,176. The company recognizes revenue when persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, delivery has occurred or services have been provided, the fee is fixed or determinable, and collection is reasonably assured. Cost of net revenues consists of sales commissions, client production costs, and processing/transaction fees on credit card payments. The cost of net revenues for the year ended December 31, 2017, was $181,392, resulting in gross profits of $633,784.

The company's operating expenses consist of compensation and benefits, general and administrative expenses, sales and marketing expenses, and research and development expenses. Operating expenses in 2017 amounted to $1,325,762.

As a result of the foregoing factors, the company's net loss from operations was $841,226 in 2017.

Liquidity and Capital Resources; Future Trends

The company is a business that has not yet generated profits, has sustained net losses of $841,226. The Company is a business that has not yet generated profits, has sustained net losses of $841,226 and $507,559 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $1,631,156 and $789,930 as of December 31, 2017 and 2016, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

Indebtedness

Christopher Sopher advanced funds to the company in the normal course of business since inception. As of December 31, 2017 and 2016, the balance due to Christopher Sopher under the arrangement was $500 at each date. This advance bears no interest and is considered payable on demand.

We have raised $1,435,000 from the Knight Foundation and from other seed investors through the issuance of convertible subordinated promissory notes.

We issued $536,004 in Crowd Notes in August 2017 under Regulation CF and 506(c) of Regulation D. We additionally issued as compensation $26,825 in Crowd Notes to SI Securities, LLC, who acted as intermediary and placement agent for the offering.

As of December 31, 2017, and 2016, the convertible promissory notes had not been converted and remained outstanding in the full principal amounts. Accrued interest as of December 31, 2017 and 2016 totaled $131,355 and $29,822, respectively.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On November 4, 2014, we granted 3,800,000 shares of Common Stock to Christopher Sopher in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.80 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On November 4, 2014, we granted 3,100,000 shares of Common Stock to Rebekah Monson in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.10 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On November 4, 2014, we granted 3,100,000 shares of Common Stock to Bruce Pinchbeck in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.10 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On December 12, 2014, we sold and issued to the Knight Foundation a note in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $250,000 (see "Convertible Subordinated Promissory Notes – Knight Foundation", "Indebtedness", and "Ownership"). We used the proceeds of this offering solely to support the research and educational activities and the charitable, scientific, and educational purposes described in Exhibit B and in accordance with the budget established in Exhibit C of the Note Purchase Agreement.

- On November 16, 2015, we granted 319,151 shares of Common Stock to Christopher Adamo in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.19 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On January 9, 2017, we granted 220,650 shares of Common Stock to Anika Anand in reliance on Rule

506 of Regulation D of the Securities Act, for consideration of $220.65 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On January 9, 2017, we granted 110,300 shares of Common Stock to Ernest Hsiung in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $110.30 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On January 9, 2017, we granted 220,650 shares of Common Stock to Monica Guzman Preston in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $220.65 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- From October 2015 to May 2017, we sold and issued to seed investors twenty-three separate notes in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $797,500 (see "Convertible Subordinated Promissory Notes – Seed Investors", "Indebtedness", and "Ownership"). Two of these investors, Terry R. Sopher Sr and Harriet Sopher, are the father and mother of Christopher Sopher (see "Related party transactions"). We used the proceeds from this offering for general business purposes.

We issued $536,004 in Crowd Notes through a crowdfunding campaign under Rule 506(c) of Regulation D and Regulation CF in August 2017. Proceeds were used to support our product and technology team's continued development of our platform by increasing our team size and capacity. We additionally issued as compensation $26,825 in Crowd Notes to SI Securities, LLC, who acted as intermediary and placement agent for the offering.

We have also entered into advisor agreements for compensation of 1.5% of the company's Common Stock. We have not yet entered into restricted stock purchase agreements with those advisors, but we plan to enter into those agreements.

During the six month period ended June 30, 2018, the Company has issued $275,000 of convertible promissory notes to four (4) investors. The convertible promissory notes bear interest at 7% and mature in 2021. The terms of the convertible promissory notes are similar to those discussed in Note 6 under 2016 issuances implied by a $5,000,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements).

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Compliance failure

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202. However, the company is 112 days late on filing the 2017 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christopher Sopher
(Signature)

Christopher Sopher
(Issuer)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Sopher
(Signature)

Christopher Sopher
(Name)

CEO
(Title)

August 21, 2018
(Date)

/s/   Bruce Pinchbeck
(Signature)

Bruce Pinchbeck
(Name)

Director
(Title)

August 21, 2018
(Date)

/s/   Rebekah Monson
(Signature)

Rebekah Monson
(Name)

Director
(Title)

August 21, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



WhereBy.Us
1951 NW 7th Ave Suite 600
Miami FL 33136

I, Christopher Sopher, certify that the financial statements of WhereBy.Us Enterprises, Inc. included in this Form are true and complete in all material respects.

Christopher Sopher
President & CEO

August 1, 2018

WHEREBY.US ENTERPRISES, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 582,713	$ 80,091
Accounts receivable	152,173	83,880
Total Current Assets	734,886	163,971
Non-Current Assets:		
Property and equipment, net	6,643	19,566
Intangible assets, net	5,723	5,890
Total Non-Current Assets	12,366	25,456
TOTAL ASSETS	747,252	189,427
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 26,593	$ 32,059
Accrued expenses	-	1,963
Due to shareholder	500	500
Total Current Liabilities	27,093	34,522
Long-Term Liabilities:		
Convertible notes payable	2,219,947	915,000
Accrued interest on convertible notes payable	131,355	29,822
Total Long-Term Liabilities	2,351,302	944,822
Total Liabilities	2,378,395	979,344
Stockholders' Equity (Deficiency):		
Common stock, $0.000001, par value, 25,000,000 shares		
authorized, 10,885,251 and 10,319,151 shares		
issued and outstanding, 7,966,724 and 5,527,897		
shares vested, as of December 31, 2017 and 2016, respectively	10	10
Additional paid-in capital	3	3
Accumulated Deficit	(1,631,156)	(789,930)
Total Stockholders' Equity (Deficiency)	(1,631,153)	(789,917)
TOTAL LIABILITIES AND STOCKHOLDERS'		
EQUITY (DEFICIENCY)	$ 747,242	$ 189,427

WHEREBY.US ENTERPRISES, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 815,176	$ 482,540
Cost of net revenues	(181,392)	(22,109)
Gross profit	633,784	460,431
Operating Expenses:		
Compensation and benefits	978,912	646,640
General and administrative	286,967	255,555
Sales and marketing	41,847	24,205
Research and development	18,036	10,787
Total Operating Expenses	1,325,762	937,187
Loss from operations	(691,978)	(476,756)
Other Income/(Expenses):		
Other ordinary income	400	-
Interest expense	(149,648)	(30,803)
Total Other Income/(Expenses)	(149,248)	(30,803)
Net Loss	$ (841,226)	$ (507,559)

WHEREBY.US ENTERPRISES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock			Additional Paid-In Capital		Accumulated Deficit		Total Stockholders' Equity (Deficit)	
	Number of Shares		Amount						
Balance at December 31, 2015	10,000,000	$	10	$	-	$	(282,371)	$	(282,361)
Issuance of common stock	319,151	$	-	$	3	$	-	$	3
Net loss	-		-		-		(507,559)		(507,559)
Balance at December 31, 2016	10,319,151	$	10	$	3	$	(789,930)	$	(789,917)
Issuance of common stock	-	$	-		-	$	-		-
Net loss	-		-		-		(841,226)		(841,226)
Balance at December 31, 2017	10,319,151	$	10	$	3	$	(1,631,156)	$	(1,631,143)

NOTE 1: NATURE OF OPERATIONS

Whereby.Us Enterprises, Inc. (the "Company"), is a corporation organized July 8, 2014 under the laws of Florida. The Company is a technology and media company focused on helping locals connect to their cities. The Company publishes local media brands in growing cities around the country, and are developing technology to drive local engagement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 or 2016.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 have estimated useful lives ranging from 5 - 7 years. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Property and equipment, at cost	$ 36,329	$ 23,951
Accumulated depreciation	(29,686)	(4,385)
Property and equipment, net	$ 6,643	$ 19,566
Depreciation expense	$ 25,301	$ 2,834
Intangibles (Trademarks)	$ 6,238	$ 6,305
Accumulated amortization	(515)	(415)
Intangibles, net	$ 5,723	$ 5,890
Amortization expense	$ 167	$ 276

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $18,036 and $10,787 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,597,842 and $756,616 as of December 31, 2017

3

and 2016, respectively, which together with other book-to-tax differences resulted in net tax assets of $600,789 and $296,306 as of December 31, 2017 and 2016 respectively. Deferred tax assets are determined using the Company's effective blended Federal and state tax rate of 37.6%. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2017 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $841,226 and $507,559 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $1,631,156 and $789,930 as of December 31, 2017 and 2016, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

Common Stock

The Company has authorized 25,000,000 shares of common stock at $0.000001 par value. As of each December 31, 2017 and 2016, 10,885,251 and 10,319,151 shares of common stock were issued and outstanding, respectively.

In January 2016, the Company issued 319,151 shares of common stock at $0.00001 per share, providing proceeds of $3.

All stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms ranging from three to four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2017 and 2016, 7,966,724 and 5,527,897 of the issued and outstanding shares had vested.

2014 Stock Plan

The Company has adopted the 2014 Stock Plan (the "Plan"), which provides for the grant of shares of stock option to employees and service providers. Under the Plan, the number of shares reserved for grant under the Plan was 12,500,000 as of December 31, 2017.

NOTE 5: RELATED PARTY TRANSACTIONS

An officer of the Company advanced funds to the Company in the normal course of business since inception. As of December 31, 2017 and 2016, the balance due to the officer under the arrangement was $500 and $500, respectively. This advance bears no interest and is considered payable on demand.

NOTE 6: CONVERTIBLE NOTES PAYABLE

Convertible Notes Payable – 2014 Issuance

The Company issued a convertible promissory note of $250,000 at 0% interest in December 2014, with a maturity date of December 2019. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The convertible promissory note is automatically convertible into the Company's equity upon the first private equity sale of at least $500,000 (as further defined in the agreement) at a price per share equal to the price per share paid by such bona fide unaffiliated third-party purchasers and on the same terms as those provided to such bona fide unaffiliated third-party purchasers.

The convertible promissory note is convertible, at the note holder's option, within 90 days of maturity into shares of the class and series of the Company securities having the most favorable rights and terms for the holders thereof, in such amount as is equal to 20% of all the Company's reserved and issued securities on a fully diluted basis (as further defined in the note agreement, and subject to certain dilution protections).

The convertible promissory note is convertible upon a change in control event (as defined in the note agreement), at the note holder's election, into the Company's most senior series of securities or can be called for payment of the then outstanding principal and accrued interest.

Convertible Notes Payable - 2015 Issuances

During 2015 the Company issued two convertible promissory notes totaling $185,000. The convertible promissory notes bear interest at 7% and mature in October through December of 2018. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The convertible promissory notes are automatically convertible into the Company's equity upon the first private equity sale of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a $3,500,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements). In the event of the sale of the Company (as defined in the note agreements), the convertible promissory notes and accrued interest shall be due and payable in full prior to the closing of the change in control transaction or convert into the Company's most senior class of stock. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes and accrued interest may be converted into common stock of the Company at a price per share implied by a $3,500,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements). The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Convertible Notes Payable - 2016 Issuances

During 2016, the Company issued sixteen convertible promissory notes in varying amounts totaling $480,000. The convertible promissory notes bear interest at 7% and mature throughout 2019. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The convertible promissory notes are automatically convertible into the Company's equity upon the first private equity sale of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a $5,000,000 valuation ($3,500,000 valuation applies to $90,000 of the principal on 2016 issuances) on the fully diluted capitalization of the Company (as defined in the note agreements). In the event of the sale of the Company (as defined in the note agreements), the convertible promissory notes and accrued interest shall be due and payable in full prior to the closing of the change in control transaction or convert into the Company's most senior class of stock. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes and accrued interest may be converted into common stock of the Company at a price per share implied by a $5,000,000 valuation ($3,500,000 valuation applies to $90,000 of the principal on 2016 issuances) on the fully diluted capitalization of the Company (as defined in the note agreements). The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Convertible Notes Payable - 2017 Issuances

Convertible Notes

During 2017, the Company issued 20 convertible promissory notes in varying amounts totaling $1,297,254 to nineteen investors. The convertible promissory notes bear interest at 7% and mature in 2020. The terms of the convertible promissory notes are similar to those discussed in Note 6 under 2016 issuances implied by a $5,000,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements).

Stock Issuances

In 2017, the Company issued 566,100 shares of common stock to employees.

Convertible Notes Payable – Overall

As of December 31, 2017, and 2016, none of the convertible promissory notes had not been converted and remained outstanding in the full principal amounts. Accrued interest as of December 31, 2017 and 2016 totaled $131,355 and $29,822, respectively.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Convertible Notes

During the six month period ended June 30, 2018, the Company has issued $275,000 of convertible promissory notes to four (4) investors. The convertible promissory notes bear interest at 7% and mature in 2021. The terms of the convertible promissory notes are similar to those discussed in Note 6 under 2016 issuances implied by a $5,000,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements).

Management's Evaluation

Management has evaluated subsequent events through June 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.